Exhibit 99.3

To: Alberta Securities Commission Autorite des marches financiers British Columbia Securities Commission Manitoba Securities Commission New Brunswick Securities Commission Nova Scotia Securities Commission Ontario Securities Commission Prince Edward Island Securities Office Saskatchewan Financial and Consumer Affairs Authority Office of the Superintendent of Securities Services, Newfoundland and Labrador Toronto Stock Exchange CONSENT of QUALIFIED PERSON I, Daniel Peldiak, do hereby consent to the public filing of the technical report entitled, “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, dated August 1st , 2018 (the “Technical Report”), and any extracts from or a summary of the Technical Report, by the issuer Lithium Americas Corporation. I have read and approved the press release of Lithium Americas Corporation, dated June 21, 2018 (the “Disclosure”) in which the findings of the Technical Report are disclosed. I further confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure. Dated this 2nd day of August, 2018. Daniel Peldiak, P.Eng. Principle Metallurgical Engineer